

Mail Stop 4631

August 12, 2009

<u>via U.S. mail and facsimile</u>

Dr. Kiril A. Pandelisev, CEO
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, AZ 85205

> **RE: CRC Crystal Research Corporation**
> **Form 8-K/A Item 4.01**
> **Filed August 11, 2009**
> **File # 000-52472**

Dear Dr. Pandelisev:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. As previously requested, please revise your disclosure to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K. However if there were reportable events during the aforementioned timeframe, please provide the information required by Item 304(a)(1)(iv) for each kinds of events listed in paragraphs (A) through (D) under Item 304(a)(1)(v).

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

3. As requested on page 2 in our comment letter dated August 10, 2009, please provide the three acknowledgments in your next response to us. These are:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may provide these acknowledgements as a supplemental letter to be filed as correspondence in EDGAR.

*   *   *   *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant